Exhibit 99.33

MAVERIX METALS EXCEEDS 2018 GUIDANCE AND PROVIDES OUTLOOK FOR 2019

February 25, 2019, Vancouver, British Columbia — Maverix Metals Inc. (the “Company” or “Maverix”) (TSX-V: MMX) is pleased to announce record annual gold equivalent production for 2018 and provide guidance for 2019.

Fourth Quarter and Full Year 2018 Production

Maverix recorded attributable gold equivalent production of 5,650 ounces in the fourth quarter of 2018, an increase of 40% over the fourth quarter of 2017. Full year 2018 gold equivalent production was approximately 20,900 ounces, exceeding the high end of the Company’s increased guidance of 19,000 ounces, and representing an increase of 75% compared to 2017.

2018 Highlights

•                  The acquisition of a major portfolio of 51 royalties from Newmont Mining Corporation;

•                  The creation of a silver stream on Northern Vertex’s Moss Mine in Arizona;

•                  The discovery by RNC Minerals of the high grade Father’s Day Vein at the Beta Hunt Mine in Australia;

•                  Evolution Mining’s plans to proceed with the underground development, Stage 4 pit cut-back and plant modifications at its Mt. Carlton Mine in Australia; and

•                  The material expansion of financial capacity, having established a US$50M revolving credit facility with the Canadian Imperial Bank of Commerce and National Bank Financial.

2019 Outlook

In 2019, Maverix remains well positioned for continued growth with attributable gold equivalent production expected to be between 22,500 and 24,500 ounces(1).

Dan O’Flaherty, President and CEO of Maverix, commented, “Maverix had another successful year highlighted by record attributable gold equivalent production. We expect to build off this performance with further significant growth in 2019 as we remain focused on continuing to increase the size and quality of our attractive, cash flowing precious metals royalty portfolio.”

About Maverix

Maverix Metals Inc. is a gold royalty and streaming company. Maverix’s mission is to provide its shareholders with significant low risk leverage to the gold price and to increase underlying per share value by expanding its portfolio with acquisitions of high-quality royalties and streams that offer robust returns.

For further information, please contact:

Maverix Metals Inc.

Daniel O’Flaherty

President and CEO

(604) 343-6225

Email:      info@maverixmetals.com

Website:  www.maverixmetals.com

(1)  The forecast provided herein assumes a gold price of US$1,250 per ounce, a silver price of US$15.00 per ounce and a USD to CAD exchange rate of 1.30. The production forecast was derived using information that is available in the public domain as at the date hereof, which included guidance and estimates prepared and issued by management of the operators of the mining operations in which Maverix holds an interest. The production forecast is sensitive to the performance and operating status of the underlying mines, including RNC Minerals’ Beta Hunt Mine in Australia. None of the information has been independently verified by Maverix and maybe subject to uncertainty. There can be no assurance that such information is complete or accurate. Maverix has included certain performance measures in this press release that do not have any standardized meaning prescribed by International Financial Reporting Standards (IFRS). The Company’s royalty revenue and silver sales are converted to an attributable gold equivalent ounce basis by dividing the royalty revenue and silver sales for a period by the average gold price based on the LBMA Gold Price PM Fix per ounce for the same respective period. These attributable gold equivalent ounces when combined with the gold ounces sold from the Company’s gold streams equal total attributable gold equivalent ounces sold and may be subject to change. The presentation of this non-IFRS measure is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these non-IFRS measures differently.

NEITHER THE TSX VENTURE EXCHANGE (“TSX-V”) NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX-V) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

Cautionary note regarding forward-looking statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable Canadian and U.S. securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “should”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. The forward-looking information contained herein is provided for the purpose of assisting readers in understanding management’s current expectations and plans relating to the future. Readers are cautioned that such information may not be appropriate for other purposes.

Forward-looking statements and information include, but are not limited to, statements with respect to the Company’s financial guidance, outlook, proposed plans for acquiring additional stream and royalty interests and the potential of such streams and royalty interests to provide returns and the completion of mine expansion under construction phases at the mines or properties that the Company holds an interest in. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual actions, events or results to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the absence of control over mining operations from which Maverix will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; problems inherent to the marketability of gold and other metals; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Maverix; stock market volatility; regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Maverix undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents management’s best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Technical and Third-party Information

Maverix has limited, if any, access to the properties on which Maverix holds a royalty, stream or other interest. Maverix is dependent on, (i) the operators of the mines or properties and their qualified persons to provide technical or other information to Maverix, or (ii) on publicly available information to prepare disclosure pertaining to properties and operations on the mines or properties on which Maverix holds a royalty, stream or other interest, and generally has limited or no ability to independently verify such information.  Although Maverix does not have any knowledge that such information may not be accurate, there can be no assurance that such third-party information is complete or accurate.  Some information publicly reported by operators may relate to a larger property than the area covered by Maverix’s royalty, stream or other interest.  Maverix’s royalty, stream or other interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, resources and production of a property.